FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission file number 001-3305
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Merial 401(k) Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Merck and Company, Inc.
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

REQUIRED INFORMATION
The following financial statements are furnished for the Plan:
1.	The plan is subject to ERISA therefore the Plan is filing Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

2.	A written consent of the accountant.

Merial 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

Merial 401(k) Savings Plan
Index
December 31, 2006 and 2005
Page(s)

*	Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Merial 401(k) Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merial 401(k) Savings Plan (the “Plan”) at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore the presentation of the 2006 and 2005 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 26, 2007

Merial 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
(in thousands of dollars)
Assets
Investments, at fair value
Common stocks	$19,621	$14,608
Common/collective trust funds	11,654	10,580
Mutual funds	89,059	78,172
Loans to participants	2,342	1,706

Total investments	122,676	105,066

Receivables
Participants’ contributions	326	—
Employer’s contribution	158	—
Accrued income	1,711	168
Unsettled investment sales	103	256

Total receivables	2,298	424

Total assets	124,974	105,490

Liabilities
Payables
Unsettled investment purchases	83	25

Total liabilities	83	25

Net assets available for benefits, at fair value	124,891	105,465

Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	158	147

Net assets available for benefits	$125,049	$105,612

The accompanying notes are an integral part of these financial statements.

Merial 401(k) Savings Plan
Statement of Changes in Net Assets Available For Benefits
Year Ended December 31, 2006

(in thousands of dollars)
Additions to net assets attributed to
Interest and dividend income	$3,026
Net appreciation in fair value of investments	12,401
Contributions
Participants	9,513
Employer	4,184
Rollovers from other plans	1,148

Total contributions	14,845

Total additions	30,272

Deductions from net assets attributed to
Benefits paid to participants	10,816
Administrative expenses	19

Total deductions	10,835

Net increase	19,437

Net assets available for benefits
Beginning of year	105,612

End of year	$125,049

The accompanying notes are an integral part of these financial statements.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
1.	Description of the Plan

The following description of the Merial 401(k) Savings Plan (the “Plan”) is provided for general information purposes. Participants of the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all full-time and part-time employees of Merial Limited and Merial Select (the “Company”), who have enrolled as participants. The Plan was originally adopted effective January 1, 1989.

Eligibility
An employee is eligible to participate in the Plan as soon as administratively feasible, following the date on which he or she performs his or her first hour of service with the employer and executes a salary reduction agreement. Employees who are part of a collective bargaining agreement or are not United States citizens are not eligible to participate in the Plan.

Participant Contributions Under the provision of the Plan, allowable contributions are outlined as follows:

Salary Reduction Agreement: Participants may elect to enter a salary reduction agreement of up to 50% of the participant’s compensation. These amounts are credited to the participant’s account as pre-tax contributions. The maximum amount of compensation that a participant may elect to defer for the year ended December 31, 2006 was $15,000.

Voluntary Contributions: In addition to pre-tax contributions made through the salary reduction agreement, a participant may make voluntary non-deductible contributions to their account in an amount up to 50% of their compensation; provided, however, that the total percentage of voluntary contributions and salary reduction contributions do not exceed 50% of the participant’s compensation for each payroll period within a plan year.

Catch up Contributions: Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The maximum catch-up contribution available to participants for 2006 was $5,000.

Employer Contributions
The employer makes matching contributions to the participant’s account equal to 100% of the participant’s salary reduction contributions and voluntary contributions up to 3% of the participant’s compensation and 50% of a participant’s salary reduction contributions between 3% and 6% of the participant’s compensation.

Effective January 1, 2005, the Plan was amended such that compensation shall include commissions received by the participant from the employer.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan investment earnings or losses. Each investment charges an expense fee for each transaction. Some of the investment vehicles (3 currently) charge a redemption fee if investments are sold during a period of time following purchase (seven to 60 days). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Vesting Participants are vested immediately in their contributions and employer contributions plus actual earnings thereon.

Investments
The trustee of the Plan is Wells Fargo Bank Minnesota, N.A. (hereafter referred to as “Trustee”). It is the duty of the Trustee to acquire and dispose of the Plan’s assets and to perform such other services as the Trustee shall deem necessary or desirable in connection with the management of the Plan’s investment holdings.

Withdrawals
Participants may elect to withdraw any portion of their employee contribution accounts, employer match account, or rollover account for any reason after attainment of age 59 1/2. Participants under age of 59 1/2 that have a specified financial hardship may withdraw all or any portion of their salary reduction contributions.

Participant Loans
Participants have the ability to borrow against their vested account balance in the Plan. Participants may borrow 50% of their vested account balance, up to $50,000 in any twelve-month period. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 4.75% to 9.25%, which are commensurate with local prevailing rates charged by lenders for similar loans.

Each loan is collateralized by the assignment of the borrower’s entire right, title and interest in his/her participant account. Loans may be repaid over one to five years or thirty years, based on the type of loans, as defined, and the entire unpaid principal balance of the loan is due either upon the participant’s termination or a default in payment of either principal or interest. Repayment of a loan shall be made through payroll deduction at least quarterly.

Payment of Benefits
When a participant terminates service with the Company or reaches his or her normal retirement date, the balance of the account is payable to the participant. For participants with account balances in excess of $5,000, an election is available to defer the distribution until the participant’s normal retirement date. The normal retirement date is the date the participant reaches age 65. Participants may elect to receive the distribution as either a lump sum payment in cash or annual installment payments in cash over a period not to exceed ten years.

2.	Summary of Significant Accounting Policies

Basis of Accounting The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes, herein, and disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Investment Valuation
Common stocks are valued on the basis of the closing price per share on December 31, 2006 and 2005 as reported on the New York Stock Exchange or, if no sales were made on that date, at the closing price on the next preceding day on which sales were made. Investments in mutual funds and common/collective trust funds are valued at the last reported net asset value on each valuation date. Loans to participants are carried at their outstanding balance, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Transactions and Income
Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. The net appreciation or depreciation in market value of investments consists of realized gains and losses and changes in unrealized appreciation or depreciation of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Payment of Benefits
Distributions to participants are recorded when payment is made. In-service withdrawals will generally be made in cash. Participants have the option of requesting any portion of an in-service withdrawal that is invested in Merck and Company, Inc. (“Merck”) or Avantis ADRs in shares rather than cash (“in kind distribution”). In-kind distributions are recorded based on the market value of the shares at the date of distribution.

Cash and cash equivalents The Plan considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents.

Administrative Expenses
Administrative expenses may be paid by the Company. During 2006, expenses were paid by the Company with the exception of loan application and annual maintenance fees, which are paid directly out of the Plan’s funds and charged to the participants’ accounts. The loan application and annual loan maintenance fees are paid by specific participants with outstanding loans. Administrative expenses for 2006 were $18,759.

Reclassification Certain 2005 balances have been reclassified to conform to the 2006 financial statement presentation.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
3.	Investments

Investments, at fair value are as follows:

	2006		2005
(in thousands of dollars)
Common stocks
Merck and Company, Inc.	$17,586	*	$12,346	*
Sanofi-Aventis ADR**	2,035		2,262

Total Common stocks	19,621		14,608

Common/Collective Trust Fund
Wells Fargo Collective Stable Return Fund	11,098	*	10,321	*
Wells Fargo Short Term Investment Fund N	556		259

Total Common/Collective Trust Fund	11,654		10,580

Mutual Funds
Allianze Small Cap Value Fund	15,417	*	14,467	*
Fidelity Investment Diversified International Fund	13,111	*	10,055	*
AIM Basic Value Fund	12,857	*	11,351	*
Wells Fargo Advantage Large Company Growth Fund	11,574	*	11,151	*
Artisan Mid Cap Fund	7,754	*	6,750	*
Lord Abbett Mid Cap Value	6,448	*	5,183
Pimco Total Return Fund	5,209		5,109
Wells Fargo Advantage Aggressive Allocation Fund	4,298		3,617
Wells Fargo Advantage Growth Balanced Fund	4,118		3,273
Wells Fargo Advantage Index Fund	3,021		1,750
Wells Fargo Advantage Moderate Balance Fund	1,973		2,150
Wells Fargo Advantage Conservative Fund	1,642		1,948
Neuberger Berman Fasciano	1,637		1,368

Total Mutual Funds	89,059		78,172

Loans to participants	2,342		1,706

Total investments	$122,676		$105,066

*	These investments represent 5% or more of the Plan’s net assets as of the end of the plan year.

**	ADR — American Depository Receipts
During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $12,401,000 as follows:

(in thousands of dollars)
Type of Investments
Common stocks	$4,824
Common/collective trust fund	447
Mutual Funds	7,130

$12,401

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
4.	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate the Plan, in whole or in part, at any time subject to the provisions of ERISA. Whole or partial termination of the Plan shall result in full and immediate vesting of each affected participant in their entire account balance and there shall not thereafter be any forfeitures with respect to any such affected participant for any reason.

5.	Parties-In-Interest

The Company is jointly (50/50) owned by Merck and Sanofi-Aventis (collectively the “Parents”). The Plan allows for investment in shares of the Parents.

At December 31, 2006, the Plan held investments of $17,585,537 or 403,338 shares of Merck common stock.

During 2003, Merck spun off its Medco Health Solutions, Inc. (Prescription Benefit Manager) (“Medco”) division into a separate company. As a result of this divestiture, participants in the Merck Stock plan received a pro-rata amount of Medco stock based on their Merck ownership. This Medco stock was established as a “wasting fund” within the Plan from which participants could sell shares but could not purchase additional shares. The Medco fund was liquidated in September, 2005. As of December 31, 2006, the Plan held no shares of Medco common stock.

During the 2004 plan year, Aventis was purchased by a competitor, Sanofi Synthelabo, forming a new company known as Sanofi-Aventis. As part of the purchase, Sanofi Synthelabo tendered an offer to Aventis ADR (American Depository Receipts) Plan participants to purchase their stock in exchange for Sanofi Synthelabo stock and cash. The Aventis ADR Fund was frozen upon the sale of Aventis. An SEC Form S-8 is required to be filed by the issuer of the stock (Sanofi-Aventis) to authorize the creation of a new stock purchase plan. Sanofi-Aventis has no current plans to authorize such a plan.

At December 31, 2006, the Plan held investments of $2,035,358 or 44,084 shares of Sanofi-Aventis ADR’s.

6.	Tax Status

The Plan obtained its latest determination letter on September 7, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since its latest determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and amounts reported in the statement of net assets available for benefits.

Merial 401(k) Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006 EIN No. 52-2048950 / Plan Number 001
(in thousands of dollars)

	(b) Identity of issue	(c) Description of investments, including
	borrower, lessor, or	maturity date, rate of interest, collateral,		(e) Current
(a)	similar party	par or maturity value	(d) Cost **	value
*	Merck and Company, Inc. (589331107)	Common Stock, 403,338 shares		$17,586
*	Sanofi-Aventis (80105N105)	44,084 American depository receipts		2,035

	Total - Common Stock			19,621

*	Wells Fargo Collective Stable Ret Fund (PF9966003)	Common Collective Fund, 275,477 units ***		11,256
*	Wells Fargo Short Term Inv Fund N (PF9982000)	Common Collective Fund, 555,797 units		556

	Total - Common Collective Trust Fund			11,812

	Allianz Small Cap Value Fund (018918706)	Mutual Fund, 493,329 units		15,417
	Fidelity Investments Diversified Int’l Fund (315920736)	Mutual Fund, 575,558 units		13,111
	AIM Basic Value Fund (00141M747)	Mutual Fund, 351,279 units		12,857
*	Wells Fargo Advtg Lg Co Grwth Fund (94975G561)	Mutual Fund, 229,913 units		11,574
	Artisan Mid Cap Fund (04314H303)	Mutual Fund, 254,564 units		7,754
	Lord Abbett Mid Cap Value Fund (543919104)	Mutual Fund, 287,879 units		6,448
	Pimco Total Return Fund (693390726)	Mutual Fund, 501,802 units		5,209
*	Wells Fargo Advtg Aggr Alloc Fund (94975G413)	Mutual Fund, 280,550 units		4,298
*	Wells Fargo Advtg Growth Bal Fund (94975G363)	Mutual Fund, 135,554 units		4,118
*	Wells Fargo Index Fund (94975G686)	Mutual Fund, 54,196 units		3,021
*	Wells Fargo Advtg Mod Bal Fund (94975H106)	Mutual Fund, 92,512 units		1,973
*	Wells Fargo Advtg Conserv Alloc Fund (94975H767)	Mutual Fund, 85,115 units		1,642
	Neuberger Berman Fascino Fund (641224852)	Mutual Fund, 38,853 units		1,637

	Total - Mutual Fund			89,059

*	Participants’ loans	Loans to participants at interest rates,
		ranging from 4.75% to 9.25% with
		maturities through 2030		2,342

				$122,834

*	Denotes party-in-interest to the Plan.

**	Cost information not required for participant-directed accounts under an individual account plan.

***	Presented at contract value.

SIGNATURES
The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merial 401(k) Savings Plan

Date 6/26/07	/s/ Jean Mauldin
Jean Mauldin
Chief Financial Officer